

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 19, 2009

Via U.S. Mail and Facsimile

John L. MacCarthy
333 West Wacker Drive
Chicago, Illinois 60606

> **Re: Nuveen Investments, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 9, 2009**
> **File No. 333-159221**

Dear Mr. MacCarthy:

We have reviewed your responses to the comments in our letter dated September 3, 2009. We have provided additional comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations, page 63

1.   Please revise to include a totals line item at the bottom of each column of the contractual obligations table. See Item 303(a)(5) of Regulation S-K.

Note 2- Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page F-9

2.   We note your response to comment nine from our letter dated September 3, 2009. Your disclosure on page F-18 indicates that you manage your business, prioritize resources, and internally report on the basis of the four reporting units. Therefore,

it is unclear to us why you state in your response that you have defined the four reporting units only for purposes of the SFAS No. 142 goodwill impairment test. Please address these apparent inconsistencies in your statements and disclosures. Additionally, please provide us with copies of the reports received by your chief operating decision maker to make operating decisions, assess performance and allocate resources (you should provide reports at least for the year ended December 31, 2009 and the three and six months ended June 30, 2009). If you wish to have a portion of this information treated as confidential, please refer to Rule 83 of the Freedom of Information Act. Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of any information.

Note 12 – Consolidated Funds, page F-46

3.   Your revised disclosures on page F-47 in response to comment 10 from our letter dated September 3, 2009 indicate that MDCP Holdco (Windy), LLC shares a large part of the risk and rewards of Symphony CLO V because they own Symphony's first and second loss tranches. However, it remains unclear to us how you considered paragraphs 16 and 17 of FIN 46(R) in determining that, within the related party group, you (and not MDCP Holdco (Windy), LLC) were mostly closely associated with Symphony CLO V and therefore you were the primary beneficiary, resulting in consolidation of Symphony CLO V in your financial statements. Please provide us with your analysis demonstrating how you determined that you (and not any other member of the related party group) were the primary beneficiary of Symphony CLO V during the periods presented.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262, or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 or in their absence, myself at (202) 551-3760 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Matthew D. Costigan, Esq. (*via facsimile at* (312) 558-5700)
        Winston & Strawn LLP
        35 West Wacker Drive
        Chicago, Illinois 60601